UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      SCHEDULE TO

               Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                        of the Securities Exchange Act of 1934

                                    (Amendment No. 1)

                                   IMPROVENET, INC.
                          (Name of subject company (issuer))

                                   IMPROVENET, INC.
                      (Name of person filing statement (offeror))

                       Common Stock, Par Value $0.001 Per Share
                            (Title of class of securities)

                                       45321E106
                         (CUSIP number of class of securities)

                                      Brian Evans
                                       Secretary
                                   ImproveNet, Inc.
                                  1286 Oddstad Drive
                              Redwood City, CA 94063-2469
                                    (650) 839-8752
               (name, address and telephone number of person authorized
          to receive notices and communications on behalf of filing persons)

                                    With a Copy to:

                               Charles S. Kaufman, Esq.
                        Sheppard, Mullin, Richter & Hampton LLP
                                 333 South Hope Street
                                 Los Angeles, CA 90071

                        CALCULATION OF FILING FEE

       Transaction Valuation*                 Amount of Filing Fee*

            ------------                           ------------

* Not applicable.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer  subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.
[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         Preliminary Communications



         ImproveNet, Inc. advises its stockholders to read ImproveNet's Tender Offer Statement when it becomes available because it will contain important information. Investors, ImproveNet, Inc. stockholders and other interested parties will be able to get the Tender Offer Statement for free on at the SEC's website at www.sec.gov. ImproveNet, Inc. will provide the Tender Offer Statement to its stockholders without charge when available.

         The following information is a preliminary communication by ImproveNet, provided in accordance with Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934:

         On June 10, 2002, ImproveNet, Inc. and eTechLogix, Inc. executed a Letter of Intent concerning a proposed merger (the "Letter of Intent"). The Letter of Intent was filed as Exhibit 10.37 to ImproveNet, Inc.'s Current Report on Form 8-K filed on June 11, 2002 and is incorporated herein by reference.

         On June 17, 2002, ImproveNet, Inc. and eTechLogix, Inc. executed a First Amendment to Letter of Intent (the "First Amendment"), extending from June 17, 2002 to June 21, 2002 the date upon which (i) if a mutually satisfactory definitive agreement is not executed, each of ImproveNet, Inc. and eTechLogix, Inc. have the right to either terminate the Letter of Intent or continue to negotiate the definitive agreement and (ii) if either ImproveNet, Inc. or eTechLogix, Inc. deems, in its sole discretion, the results of its due diligence review to be unsatisfactory, each of ImproveNet, Inc. and eTechLogix, Inc. have the right to terminate the Letter of Intent. The First Amendment was filed as
Exhibit 10.38 to ImproveNet, Inc.'s Current Report of Form 8-K filed on June 18, 2002 and is incorporated herein by reference.

         The transaction proposed by the Letter of Intent remains subject to the agreement by ImproveNet, Inc. and eTechLogix, Inc. on the terms of a definitive agreement and other conditions. There can be no assurance that the proposed transaction can be completed.















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